650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 26, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney
Melissa Kindelan, Staff Accountant
Melissa Feider, Staff Accountant

	Re:	Limelight Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), I refer to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 12, 2011 relating to the above-referenced annual report on Form 10-K (the “Letter”). The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Letter. The Company intends to submit a response to the Letter on or before September 2, 2011.

Please direct any questions or comments regarding this letter to the undersigned at (650) 354-4152 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jonna Anderson

Jonna Anderson

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer

Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary

Limelight Networks, Inc.

Mark Reinstra

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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